I, Ruth Nemire, certify that:

(1) the financial statements of Acquire Skills and Knowledge Education Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Acquire Skills and Knowledge Education Inc. included in this Form reflects accurately the information reported on the tax return for Acquire Skills and Knowledge Education Inc. filed for fiscal year ended Dec 31st, 2020.



Ruth Nemire

CEO

2nd, Mar 2021

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.